UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39693

Triterras, Inc.

(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On July 1, 2021, Triterras, Inc. (“Triterras” or the “Company”) received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company no longer is in compliance with Nasdaq Listing Rule 5250(c)(1).

The Notice provides that the Company has until August 2, 2021 to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the 2021 Annual Report, or until December 27, 2021, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company would have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Company intends to submit to Nasdaq a plan to regain compliance on or before August 2, 2021 as required by the Notice.

Press Releases.

On July 6, 2021, the Company issued a press release announcing its receipt of the Notice. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No.: 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC, and risks relating to completion of the Audit and acceptance by Nasdaq of Triterras’ plan to regain compliance, such as the ability of Nexia TS to complete the Audit, any potential adjustments to the Company’s financial statements that may be necessary in connection with completion of the Audit and the timing of such completion. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that Nasdaq will accept Triterras’ plan to regain compliance or that Triterras will be able to regain compliance within any extension period granted by Nasdaq. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: July 6, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and Chief Executive Officer

Exhibit No.	Description

99.1	Press Release: Triterras, Inc. Receives Notification from Nasdaq Related to Delayed Annual Report, dated July 6, 2021.